
RAISING
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Laura Kiernan · 3rd

CEO & Founder, CPA, IRC, Angel Investor, MBA, NYU Stern Scholar

Talks about #unglobalcompact and #femalefounders

White Plains, New York, United States · Contact info

9,729 followers · 500+ connections

Council for Inclusive Capitalism

NYU Stern School of Business

Experience

Steward
Council for Inclusive Capitalism · Self-employed
Jun 2021 – Present · 7 mos
United States

CEO & Founder
High Touch Investor Relations · Self-employed
Oct 2007 – Present · 14 yrs 3 mos
New York, NY

Provide transformative investor relations and IPO readiness for micro, small and mid-cap companies including financial communications and strategic analysis for clients domestically and internationally including pre-IPO preparation, valuation improvement analyses, drafting of corporate strategy, etc. Services include providing investor relations strategy, mitig …see more

HTIR Brochure 10-28-20.pdf

SVP Investor Relations
Ubiquiti Inc.
Dec 2016 – Apr 2019 · 2 yrs 5 mos
New York, New York

($1.3+ billion revenue Company with ~$17.5 billion+ Market Cap)
Develop and implement global investor relations strategy. Additionally, serve as senior adviser to CEO on Marketing, Public Relations and Corporate Strategy.
• Significantly improved credibility of management team and unpacked the "black- …see more

Director of Investor Relations
WWE
Jun 2013 – Dec 2016 · 3 yrs 7 mos
Stamford, CT

($1 billion company with ~$4 billion Market Cap)
Developed and implemented investor relations strategy.
• Targeted and added new high-profile media and internet sell-side and buy-side shareholders globally. …see more

Director of Investor Relations
Harry Winston
Feb 2011 – Apr 2013 · 2 yrs 3 mos
New York, NY

Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) ($1 billion+ Company with jewelry and timepiece retail brand and $1.1 billion NAV Canadian Diamond Mine. Harry Winston Inc., jeweler and timepiece manufacturer, was sold to Swatch in March 2013.)
Developed and implemented investor relations strategy. Performed global investor …see more

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Education

NYU Stern School of Business
Strategic Steps for Growth, Entrepreneurial and Small Business Operations
2020 – 2020

In partnership with the NYC SBS (Small Business Administration), the NYU Berkley Center for Entrepreneurship and Innovation and Citigroup we completed a 6-month Growth and Leadership program related to small business operations and entrepreneurship.

Harvard Business School
Women on Boards: Succeeding as a Corporate Director, Business Administration and Management, General
2018 – 2018

This program provides senior female executives with the opportunity to navigate the board selection process and to explore ways to effectively govern as a corporate director. Tailored to high-achieving women who seek to contribute to corporate governance at the highest level, this program will also serve as a valuable convening platform for women to explore topics of boardroom diversity among accomplished peers.

New York University - Leonard N. Stern School of Business
Masters, Finance & Strategy/Marketing
1995 – 2000

New York University Stern Scholar

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Licenses & certifications

Series 63
FINRA
Issued Jul 2019 · No Expiration Date

Series 7
FINRA (Financial Industry Regulatory Authority)
Issued Mar 2019 · No Expiration Date

Series 82
FINRA
Issued Mar 2019 · No Expiration Date

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Volunteer experience

Board Member, Benefit Committee Member and Fundraiser
Mamaroneck Schools Foundation
Apr 2009 – Jun 2016 • 7 yrs 3 mos
Education

The mission of the Mamaroneck Schools Foundation is to enhance the quality of public education in Larchmont and Mamaroneck by engaging the support and energies of educators, citizens, parents, students and alumni to raise funds for the awarding of grants for projects that will: strengthen and enrich the curriculum by serving as a catalyst for the development and promotion of innovative and meaningful programs; support additional training for faculty members and enhance the educational resources available to them; provide financial assistance for special school facilities and equipment; It is not the Foundation's intent to furnish regular operating funds to the Mamaroneck School District.

As a Board Member, I primarily assist with fundraising for the MSF, especially as Auction Chairperson of annual Benefit.

Guest Lecturer - Finance, Investments, Investor Relations

Northeastern University
Mar 2015 – Present • 6 yrs 10 mos
Education

Once each semester, teach three to five sections of Finance, Investments and Intro to Business Class to undergraduate and graduate students in the Business School as a guest lecturer.

Co-Leader Troop 1831 & Finance Committee Member GSHH

Girl Scouts of the USA
Nov 2014 – Aug 2017 • 2 yrs 10 mos
Children

Lead Middle School Girl Scouts Cadette Troop (6th-8th Grade). Additionally participated as Finance Committee Member for Annual Fundraising Leadership Luncheon for Girl Scouts Heart of the Hudson. Led service trip to Costa Rica for Scouts to complete service project (rebuilding mangroves) and learn about the environment and new cultures.

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